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Eric Siegel Partner eric.siegel@dechert.com +1 215 994 2757 Direct +1 215 994 2222 Fax

August 24, 2026

VIA EDGAR

David Manion

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:           KKR FS Income Trust (File No. 814-01620)

Dear Mr. Manion:

On behalf of KKR FS Income Trust (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s legal counsel on June 30, 2026, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 12, 2026 (File No. 814-01620) (the “Form 10-K”). For your convenience, each of the Staff’s comments is set forth below in italics and is followed by the Company’s response. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Form 10-K.

1.	Comment: Footnote 2 to the financial statements in the Form 10-K states that cash and cash equivalents include money market funds.

(i)	Please confirm whether the Company held money market funds as of December 31, 2025 or December 31, 2024.

(ii)	Pursuant to Regulation S-X and FASB Accounting Standards Codification Topic 946: Financial Services—Investment Companies (“ASC 946”), money market funds are considered an investment and should be classified as such. If the Company held a money market fund as of either date cited, please discuss the materiality of the money market instrument held, both qualitatively and quantitatively, and whether the financial statements may have been misleading.

(iii)	Please ensure that such instruments are included in the Schedules of Investments in future annual reports on Form 10-K and quarterly reports on Form 10-Q.

August 24, 2026 Page 2

Response: The Company advises the Staff on a supplemental basis as follows:

(i)	As of December 31, 2025, the Company held approximately $50.5 million in money market funds, which was reflected in the cash and cash equivalents line item on the Company’s Consolidated Statements of Assets and Liabilities. As of December 31, 2024, the Company held approximately $6.8 million in money market funds.

(ii)	The Company acknowledges the Staff's comment that, pursuant to Regulation S-X and ASC 946, money market funds are considered investments and should be classified and presented as such on the Consolidated Schedule of Investments. The Company advises the Staff that the money market funds held as of December 31, 2025 had an aggregate fair value of approximately $50.5 million, representing approximately 1.8% of the Company’s total assets and approximately 3.3% of the Company’s net assets as of such date. The Company advises the Staff that the money market funds held as of December 31, 2024 had an aggregate fair value of approximately $6.8 million, representing approximately 0.6% of the Company’s total assets and approximately 0.8% of the Company’s net assets as of such date.

The Company does not believe the omission of its money market funds from the Consolidated Schedules of Investments as of the years ended December 31, 2025 and December 31, 2024 was material to its financial statements as a whole, either quantitatively or qualitatively. From a quantitative perspective, the amounts noted above represent a small percentage of total assets and net assets as of each applicable date. From a qualitative perspective, the classification of money market funds only as cash and cash equivalents (and not including them separately in the schedules of investments) did not affect the Company’s net asset value, net investment income, total return, or any financial ratio reported in the Company’s financial statements or financial highlights. The Company does not believe that any investor relying on the Company’s financial statements would have been misled as to the Company’s financial condition, results of operations, or the nature of the instruments held, as the money market funds were disclosed in Note 2 to the financial statements and were valued at fair value. Notwithstanding the foregoing, the Company acknowledges that such instruments are required to be separately identified and classified as investments under ASC 946 and Regulation S-X, and the Company will ensure proper classification in all future periodic filings.

August 24, 2026 Page 3

(iii)	The Company confirms that, to the extent it holds any money market funds as of any future reporting date, it will include such instruments in the Consolidated Schedule of Investments in all future annual reports on Form 10-K and quarterly reports on Form 10-Q, in compliance with Regulation S-X and ASC 946.

2.	Comment: Please confirm whether the Company is holding any restricted securities as of December 31, 2025 or December 31, 2024. If so, please explain why the Company has not identified these securities in compliance with Regulation S-X Rule 12-12, footnote 8. Please ensure that any such securities are identified in the Company’s future financial statements and that all applicable disclosure requirements of Regulation S-X are met.

Response: The Company advises the Staff on a supplemental basis that the Company held restricted securities as of December 31, 2025 and December 31, 2024. The Company will ensure in future annual reports on Form 10-K and quarterly reports on Form 10-Q that any restricted securities held as of any future reporting date are identified in its financial statements in accordance with all applicable disclosure requirements of Regulation S-X, including Rule 12-12, footnote 8.

3.	Comment: Please confirm whether any of the loans held by the Company are unitranche loans. In future annual reports on Form 10-K and quarterly reports on Form 10-Q, please provide disclosure in the notes to financial statements or in the risk factors section sufficient for readers to understand the risks associated with such investments.

Response: The Company respectfully advises the Staff on a supplemental basis that it held unitranche loans in its investment portfolio as of December 31, 2025. The Company will include in the “Risk Factors” section of future annual reports on Form 10-K and quarterly reports on Form 10-Q, as applicable, risk disclosure relating to unitranche loans, as appropriate.

4.	Comment: The notes to the financial statements disclose that the Company is obligated to pay distribution/servicing fees for Class I shares equal to 0.85% per annum of the aggregate NAV of Class I shares, and that these fees have been waived in full pursuant to the Rule 12b-1 Fee Waiver Agreement. However, it does not appear that these fees or the corresponding waiver have been recorded in the financial statements. As required by Regulation S-X Rule 6-07(2)(a), (b) and (c) and ASC 946-20-50-7, these items are required to be presented on the face of the Consolidated Statements of Operations. Please supplementally address the following:

(i)	Please disclose the amounts that should have been accrued and presented in the Consolidated Statements of Operations for the years presented.

August 24, 2026 Page 4

(ii)	Please discuss why these amounts have not been included in the financial statements in accordance with Regulation S-X Rule 6-07(2)(a), (b) and (c) and ASC 946-20-50-7.

(iii)	Please ensure that these items are properly reflected in future financial statements.

Response: By way of background, the Rule 12b-1 Fee Waiver Agreement, dated March 27, 2023 (the “Fee Waiver Agreement”), between the Company and its two principal distributors, KKR Capital Markets LLC and FS Investment Solutions, LLC (the “Distributors”), was put in place in connection with the previously contemplated master/feeder structure under which KKR FS Income Trust Select (“K-FITS”) (which currently operates as a BDC under the 1940 Act) was initially intended to operate as a registered closed-end fund that would invest substantially all of its assets in common shares of beneficial interest of the Company. This initial master/feeder structure was implemented largely due to the absence of multi-share class relief available to BDCs conducting private offerings at the time.

The Fee Waiver Agreement was implemented because, under the previously contemplated master/feeder structure referenced above, the Adviser and the respective Boards of Trustees intended to contemplate merging K-FITS with and into the Company following any issuance by the SEC multi-class exemptive relief to the Company. Under that structure, the Adviser and the respective Boards of Trustees had expected to contemplate merging the K-FITS Class S shares (which bear distribution and/or servicing fees) with and into the Company’s Class I shares, taking into account factors such as (but not limited to) prevailing market conditions at the time and each fund’s portfolio composition, and, immediately following the merger, terminating the Fee Waiver Agreement so that fees would remain consistent for the two funds’ distribution partners in the surviving single, multi-class entity. In connection with any such merger, the Company and the Adviser intended to move then-current Class I shareholders of the Company into a new share class that would not bear any servicing or distribution fees.

Following SEC Staff objections to the master/feeder structure, the Adviser converted to the current parallel BDC structure for the Company and K-FITS. The Fee Waiver Agreement has remained in place throughout, reflecting the original and continuing intent that current Class I shareholders of the Company were never intended to bear, and continue not to bear, any distribution and/or servicing fees.

August 24, 2026 Page 5

Pursuant to the Fee Waiver Agreement, any and all distribution and/or servicing fees payable by the Company to the Distributors with respect to the Company’s Class I shares are waived in full, and such waived fees are not subject to recoupment by the Distributors or any other person. In connection with the Fee Waiver Agreement, the Company’s Board of Trustees (the “Board”) previously adopted a resolution authorizing the agreement to not charge any distribution and/or servicing fees payable by the Company with respect to its Class I shares (the “Board Resolution”). The Fee Waiver Agreement may be terminated only by (i) the vote of the Board and (ii) the vote of a majority of the Company’s trustees who are not parties to the Fee Waiver Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) of any such party. The Company confirms that its and the Adviser’s intent is for holders of the Company’s Class I common shares who benefit from the Fee Waiver Agreement to never bear such distribution and/or servicing fees.

With due consideration given to the above background, the Company respectfully advises the Staff that the gross distribution/servicing fees and the corresponding fee waiver were not separately accrued and presented on the face of the Consolidated Statements of Operations because the Board had previously adopted the Board Resolution authorizing the agreement to not charge any such fees with respect to the Company’s Class I shares, the Company’s only outstanding share class. In light of the Board Resolution and the fact that such fees are not subject to recoupment, the Company determined that there was no obligation to accrue and, accordingly, no distribution/servicing fee expense or corresponding waiver amount to present on the Consolidated Statements of Operations. In addition, the intended permanent nature of the fee waiver implemented by the Fee Waiver Agreement further supported this conclusion, as the intent is for holders of the Company’s Class I common shares who benefit from the Fee Waiver Agreement to never bear servicing or distribution fees in connection with their investment in the Company.

In light of the foregoing, the Company does not believe it is necessary to present the fees and the waiver separately in the Company’s financial statements and will revise the Fee Waiver Agreement disclosure to clarify that the Board authorized the agreement to not charge distribution and/or servicing fees payable by the Company with respect to its Class I shares.

August 24, 2026 Page 6

5.	Comment: Page 138 of the Form 10-K, in the Revenue Recognition section of Note 2, includes the following disclosure regarding non-accrual investments:

“The Company’s policy is to place investments on non-accrual status when there is reasonable doubt that interest income will be collected. The Company considers many factors relevant to an investment when placing it on or removing it from non-accrual status including, but not limited to, the delinquency status of the investment, economic and business conditions, the overall financial condition of the underlying investment, the value of the underlying collateral, bankruptcy status, if any, and any other facts or circumstances relevant to the investment. If there is reasonable doubt that the Company will receive any previously accrued interest, then the accrued interest will be written-off. When a PIK income-paying investment is placed on non-accrual status, the accrued, uncapitalized interest is generally reversed through PIK income. Payments received on non-accrual investments may be recognized as income or applied to principal depending upon the collectability of the remaining principal and interest. Non-accrual investments may be restored to accrual status when principal and interest become current and are likely to remain current based on the Company’s judgment.”

(i)	Please supplementally describe how this policy aligns with U.S. GAAP, specifically with respect to the appropriateness of applying payments received on non-accrual loans as income.

(ii)	Additionally, please describe how non-accrual interest receivables are maintained as an asset on the Consolidated Statements of Assets and Liabilities, despite the fact that a loan has stopped paying interest under this policy. Please cite to applicable U.S. GAAP in your response.

Response: The Company respectfully advises the Staff on a supplemental basis as follows:

With respect to sub-part (i), the Company’s non-accrual policy is consistent with U.S. GAAP, including the guidance set forth in ASC 946, Financial Services—Investment Companies. As an investment company subject to ASC 946, the Company follows U.S. GAAP principles applicable to investment companies when determining the recognition of interest income on its debt investments. Under U.S. GAAP, when the collectability of interest on a loan is not reasonably assured, it is appropriate to place the loan on non-accrual status and cease the recognition of income on an accrual basis. With respect to payments received on non-accrual loans, U.S. GAAP permits a company to apply cash payments received either as income or as a reduction of principal depending upon its assessment of the collectability of the remaining principal and interest. Specifically, under the cost-recovery method, a company applies all cash payments received first to the recorded investment in the loan (i.e., as a reduction of principal) until the recorded investment is recovered in full, with any subsequent cash receipts recognized as income. Alternatively, under the cash-basis method, where a company can demonstrate that the ultimate collection of principal is not in doubt, payments received may be recognized as interest income in the period received. The Company’s policy of recognizing payments on non-accrual investments as income or applying such payments to principal “depending upon the collectability of the remaining principal and interest” reflects the exercise of management’s judgment in applying these principles on an investment-by-investment basis, consistent with U.S. GAAP and industry practice among BDCs and other investment companies subject to ASC 946. The Company applies this assessment at the individual investment level, taking into consideration the factors identified in its non-accrual policy, including the delinquency status of the investment, the financial condition of the underlying portfolio company, the value of collateral, and any bankruptcy or restructuring proceedings.

August 24, 2026 Page 7

In response to the Staff’s comment regarding sub-part (i), the Company undertakes to revise the following disclosure in future filings to clarify that, with respect to non-accrual investments, the Company generally, in the exercise of management’s judgment in applying GAAP principles, applies cash payments received first to the recorded investment in the loan (i.e., as a reduction of principal), then, in management’s judgment, applies payments to interest income, once management has deemed the recovery of principal to be reasonably assured: “Payments received on non-accrual investments may be recognized as income or applied to principal depending upon the collectability of the remaining principal and interest.”

With respect to sub-part (ii), the Company respectfully advises the Staff that when an investment is placed on non-accrual status, any previously accrued but uncollected interest is reversed and written off, and is therefore not maintained as an asset on the Consolidated Statements of Assets and Liabilities. As disclosed in the revenue recognition policy in Note 2 to the Form 10-K, “[i]f there is reasonable doubt that the Company will receive any previously accrued interest, then the accrued interest will be written-off.” Similarly, “[w]hen a PIK income-paying investment is placed on non-accrual status, the accrued, uncapitalized interest is generally reversed through PIK income.” Accordingly, once an investment is placed on non-accrual status, no interest receivable attributable to that investment remains on the Company’s Consolidated Statements of Assets and Liabilities. As required by ASC 946, the Company’s debt investments are carried at fair value on the Consolidated Statements of Assets and Liabilities, and the fair value of a non-accrual investment reflects the Company’s assessment of the collectability of both principal and any future interest payments.

August 24, 2026 Page 8

6.	Comment: The audit report of Deloitte & Touche LLP (“Deloitte”), appearing at page 101 of the Form 10-K, states that Deloitte has audited the financial highlights for each of the three years in the period ended December 31, 2025 and for the period from July 25, 2022 (commencement of operations) through December 31, 2022. However, the financial highlights presented in the Form 10-K cover only the years ended December 31, 2025, 2024 and 2023, and do not include data for the 2022 period. The Company was formed on February 4, 2022, filed its election to be regulated as a BDC under the 1940 Act on March 31, 2023, and filed its first Quarterly Report on Form 10-Q for the period ended June 30, 2023. Please address the following:

(i)	In prior filings, given the timing of the Company’s effectiveness as a BDC, please explain why 2022 items are being presented, if applicable. In addition, please discuss whether the 2022 financial highlights should have been included in the Form 10-K. Cite specific U.S. securities laws and regulations in your response.

(ii)	If it is determined that the 2022 financial highlights were not required to be presented, please have Deloitte re-issue any affected audit reports and file amendments for the affected years.

Response: The Company respectfully advises the Staff on a supplemental basis that the financial highlights in the Form 10-K include narrative disclosure regarding the period from July 25, 2022 (commencement of operations) through December 31, 2022 on page 163 of the Form 10-K. This disclosure was not included in the financial highlights table itself because, during the 2022 period, the Company operated as a partnership and did not have unitized shares outstanding. As a result, the Company did not have NAV per share data available to present in the tabular financial highlights for that period.

Accordingly, the Deloitte audit report’s reference to the period from July 25, 2022 (commencement of operations) through December 31, 2022 reflects Deloitte’s audit of the narrative disclosure regarding the 2022 period that is included in the financial highlights on page 163 of the Form 10-K.

August 24, 2026 Page 9

* * *

If you have any questions, please feel free to contact the undersigned by telephone at (215) 994-2757 (or by email at eric.siegel@dechert.com), or Clay Douglas by telephone at (202) 261-3326 (or by email at clay.douglas@dechert.com).

Sincerely,

/s/ Eric Siegel
Eric Siegel

cc: Michael C. Forman, KKR FS Income Trust

Steven Lilly, KKR FS Income Trust

Stephen S. Sypherd, KKR FS Income Trust

William Goebel, KKR FS Income Trust

Clay Douglas, Dechert LLP